

July 29, 2014

Via E-mail
Victor Petrone
Chief Executive Officer
Petrone Worldwide, Inc.
3844 Pine Lake Drive
Weston, FL 33332

> **Re: Petrone Worldwide**
> **Amendment No. 1 to Form 10-12G**
> **Filed July 17, 2014**
> **File No. 000-30380**

Dear Mr. Petrone:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Company history, page 3

1.   We note you disclose that a 1 <u>to</u> 500 stock split was effectuated on February 26, 2014. Please correct this statement so it is consistent throughout the document that a 1 <u>for</u> 500 reverse stock split was effectuated.

Business Overview, page 3

2.   We note your disclosure on page 20 that your current revenue is solely from consulting fees. Please revise this section to describe the current consulting services that you provide and to identify the two manufacturers to which you provide consulting services. Please also revise to more clearly distinguish between the services that you currently provide and the services you intend to provide and clarify that you do not yet have enough capital to buy and sell product. We note your related disclosure on page 20.

Liquidity and Capital Resources, page 21

3.      We note your disclosure on page 21 referencing a deposit on a future warehouse facility. Please provide more detail regarding this warehouse facility, including its location and the amount of funding you will need to purchase it.

4.      We note your response to comment 12 of our letter dated July 10, 2014, and your revised disclosure on page 21. Please expand upon your disclosure to provide more detail regarding your plan of operation for the next twelve months. Please refer to Item 101(a)(2) of Regulation S-K. Please include detailed milestones, the anticipated time frame for beginning and completing each milestone, and the expected sources of funding for each type of expenditure. To these ends, we note your disclosure regarding the purchase of a future warehouse facility on page 21, your anticipated facilities in Italy, Russia, and India on page 24, and your plan to expand operations to Central and South America, Mexico, and the Caribbean on page 3.

Item 5.  Directors and Executive Officers, page 25

5.      We note your response to prior comment 13 and revised disclosure regarding Mr. Petrone's experience. Please revise your disclosure to clarify the dates of Mr. Petrone's service at the various entities. Please refer to Item 401 of Regulation S-K.

Item 7.  Certain Relationships and Related Transactions, page 27

6.      Please revise your disclosure in this section to discuss the consulting fees paid to Mr. Petrone, including an explanation as to how the fee amounts were determined.

7.      You state that you completed a reverse merger with Petrone Worldwide, Inc. This statement implies that you completed the reverse merger with yourself as opposed to with a private entity as disclosed on page 3. Please revise your disclosure so the explanation of the reverse merger is consistent throughout the document.

Statement of stockholders' equity (unaudited), page F-5

8.      Please tell us why your statement of stockholders' equity is not for the six months ended June 30, 2014 and/or make the necessary period change.

Exhibit 23

9.      Your independent registered public accounting firm's consent does not state the periods covered by their report on your financial statements. In addition, the auditor specifically states that the financial statements are his. Please have your independent registered public accounting firm revise their consent to include the periods covered by

their report on your financial statements and to appropriately refer to management's or the company's financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Peter McPhun, Staff Accountant, at (202) 551-3581, or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Coy Garrison, Staff Attorney, at (202) 551-3466, or me at (202) 551-3402 with any other questions.

Sincerely,

/s/ Angela McHale

Angela McHale
Attorney-Advisor